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                            June 22, 2021

       Daniel Leff
       Chief Executive Officer
       Waverley Capital Acquisition Corp. 1
       535 Ramona Street
       Suite #8
       Palo Alto, CA 94301

                                                        Re: Waverley Capital
Acquisition Corp. 1
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-254842

       Dear Mr. Leff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 9, 2021

       Dilution, page 87

   1. We note your response to prior comment 3. It is unclear to us how you determined the amount of the increase
attributable to public shareholders both with and without over-
                                                        allotment. Please
supplementally provide us with your calculations of these amounts.
       Capitalization, page 90

   2. Please revise the actual column as of March 31, 2021 to include the $170,000 in related party promissory notes
payable as shown on your March 31, 2021 balance sheet.
 Daniel Leff
Waverley Capital Acquisition Corp. 1
June 22, 2021
Page 2
Financial Statements
Balance Sheets, page F-3

3. Please revise to present sub-totals that differentiate between current and non-
      current assets.
        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Leff
                                                            Division of
Corporation Finance
Comapany NameWaverley Capital Acquisition Corp. 1
                                                            Office of
Technology
June 22, 2021 Page 2
cc:       Raphael M. Russo
FirstName LastName